June 27, 2011
VIA FEDERAL EXPRESS AND EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Ceres, Inc.
Registration Statement on Form S-1
Filed May 23, 2011 (File No. 333-174405)
Responses to SEC Comment Letter dated June 20, 2011
Dear Mr. Reynolds:
On behalf of Ceres, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 20, 2011 relating to the Company’s registration statement on Form S-1 (File No. 333-174405) filed on May 23, 2011 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). For your convenience, each Staff comment is followed by the Company’s response to such comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
Please read this letter in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 1.

Form S-1
General
1.	Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

Response: The Company will provide the Staff with a copy of the letter, or a phone call from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements prior to the effectiveness of the Registration Statement.

2.	Prior to effectiveness, please have a Nasdaq Global Market representative call the staff to confirm that your securities have been approved for listing.

Response: The Company will have a Nasdaq Global Market representative call the Staff to confirm that the Common Stock has been approved for listing prior to effectiveness of the Registration Statement.

3.	We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Company acknowledges that the Staff may have additional comments on the Registration Statement after a pre-effective amendment containing the price range and related information is filed. The Company will provide sufficient time for the Staff to review and process the revised Registration Statement after we have provided a price range and related pricing information.

4.	We note the statement in the exhibit index regarding the articles of incorporation “to be filed in connection with the consummation of this offering.” Advise us when you plan to file the executed articles of incorporation of the registrant.

Response: The Company intends to file with the Commission the executed Amended and Restated Certificate of Incorporation (Exhibit 3.2) and Bylaws (Exhibit 3.4) that will become effective immediately prior to the consummation of the offering in a pre-effective amendment to the Registration Statement that will provide the Staff with sufficient time for review of these exhibits.

Prospectus Summary, page 1
5.	We note that the summary merely repeats a substantial amount of the business section disclosure. Please revise to summarize your business, and avoid repeating large sections of disclosure.

Response: The Company has revised the “Business Overview” section of the Summary in response to the Staff’s comment to delete unnecessarily duplicative disclosure. Please see pages 1 through 7 of Amendment No. 1.

6.	Please balance the disclosure provided under Competitive Strengths on page five by also addressing your current competitive position and weaknesses.

Response: The Company has added disclosure in response to the Staff’s comment to address the Company’s current competitive position and weaknesses. Please see pages 5 and 7 of Amendment No. 1.

7.	Please revise the disclosure to update the information regarding the common stock outstanding after this offering. The disclosure on page eight is currently as of February 28, 2011. Revise similar disclosure in the principal stockholders section.

Response: The Company has updated the information regarding the common stock outstanding after this offering to May 31, 2011 on page 8 of Amendment No. 1, the “Principal Stockholders” section on pages 134 through 138 and the “Dilution” section on pages 43 and 44.
Risk Factors, page 11
8.	Please revise the last risk factor on page 28 to specifically discuss intellectual property in Brazil.

Response: The Company has revised the risk factor entitled “The value of our intellectual property could diminish due to technological developments or challenges by competitors, making our products less competitive” to add disclosure that specifically discusses intellectual property issues in Brazil. Please see pages 29 and 30 of Amendment No. 1.

Market and Industry Data, page 36
9.	Please remove the statement that cautions investors “not to give undue weight to this information,” as such statement implies you are not responsible for the accuracy of the information you elect to include in your prospectus. Please add disclosure confirming that the company is responsible for all of the disclosure in the prospectus.

Response: The Company has revised page 36 of Amendment No. 1 to delete the statement “not to give undue weight to this information” and has added disclosure confirming that the Company is responsible for all of the disclosure in the Prospectus.
Use of Proceeds, page 37
10.	We note that you intend to use the proceeds for “commercialization expenses,” “capital expenditures,” and “working capital and other general corporate purposes” among other purposes. Please revise to provide additional detail on these uses of proceeds.

Response: The Company has revised its disclosure to provide additional detail on its intended uses of the net proceeds from the offering. Please see page 38 of Amendment No. 1.

11.	We also note that you have not provided the approximate amount of proceeds intended to be used for each of the purposes you describe in the third paragraph of this section, as called for by Item 504 of Regulation S-K. Please revise accordingly. Consider providing such disclosure in tabular format.

Response: The Company has revised its disclosure to provide for the approximate amount of proceeds for each intended use, and will include the estimated amounts in a pre-effective amendment to the Registration Statement when the price range for the offering is determined. The Company has provided such revised disclosure in tabular format. Please see page 38 of Amendment No. 1.

12.	We note your statement in the last paragraph of this section and in the last risk factor on page 35 that you “will have broad discretion in the way that [you] use the net proceeds of this offering.” The company may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly.

Response: The Company has revised its disclosure on page 38 of Amendment No. 1 to remove the following sentence: We will have broad discretion in the way that we use the net proceeds of this offering. Additionally, the Company has revised the last risk factor on page 36 of Amendment No. 1 in a manner consistent with the revisions made to the “Use of Proceeds” section.
Management’s Discussion and Analysis, page 46 General
13.	Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII —Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:
a.	The current status of the project;

b.	The costs incurred during each period presented and to date on the project;

c.	The nature, timing and estimated costs of the efforts necessary to complete the project;

d.	The anticipated completion dates;

e.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally;

f.	The period in which material net cash inflows from significant projects are expected to commence.
Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response: The Company has revised its disclosure to further describe the nature of the Company’s research and development activities. Please see page 49 of Amendment No. 1.

Overview, page 46
14.	Please revise the overview to discuss the trends, events and uncertainties that have and/or may in the future impact your business and results of operations.

Response: The Company has revised the “Overview” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to further describe certain events and uncertainties that have and/or may in the future impact its business and results of operations. Please see pages 47 through 49 of Amendment No. 1.

Additionally, the Company supplementally advises the Staff that in addition to certain trends and uncertainties disclosed in the Overview section, the Company has previously disclosed the applicable trends expected to affect its results of operations within the “Key Components of our Results of Operations” section specifically as part of each description of the key component being discussed. The Company believes this is the most appropriate and useful place to disclose such information as this section describes what constitutes the key component of its future results and provides the related forward-looking statements that enable the reader to understand the Company’s expectations of how and to what extent our results of operations may change in the future. The Company has also provided the appropriate cautionary language at the beginning of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section prior to the “Overview” section. This cautionary language refers to the “Risk Factors” section included elsewhere in this Prospectus. The Company believes the revised level of disclosure relating to uncertainties and reference to the “Risk Factors” section provides an appropriate level of discussion of the uncertainties that have and/or may in the future impact its business and results of operations and avoids repeating large sections of disclosure.
Results of Operations, page 59
General
15.	You discuss the business reasons for changes in various line items of your statement of operations and related sections of your Management’s Discussion and Analysis. In circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason (to the extent practicable) discussed on the overall change in the line item.

Response: The Company respectfully advises the Staff that it has quantified, to the extent practicable based on its books and records, the incremental impact of individual business reasons on the overall changes in line items in the “Statement of Operations” and related sections of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the initial filing of the Registration Statement.

16.	In this regard, when comparing “non-comparable” periods please individually quantify the impact on the line item being discussed of the additional months included in the longer period.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that its quarterly financial statements are prepared on a basis consistent with its audited annual financial statements and include all normal and recurring adjustments necessary for a fair presentation of such consolidated financial data. The Company’s monthly financial statements are prepared for internal use only and do not include all normal and recurring adjustments as certain entries are only recorded on a quarterly basis as part of the Company’s quarterly close procedures, including, but not limited to, stock-based compensation expense, mark-to-market adjustments related to the Company’s warrants, and various accrued expenses and liabilities. Accordingly, when comparing the “non-comparative” audited eight-month period ended August 31, 2009 to the year ended December 31, 2008 and the year ended August 31, 2010, the additional non-comparative four months included in the year ended December 31, 2008 (period from September 1, 2008 to December 31, 2008) and the year ended August 31, 2010 (period from September 1, 2009 to December 31, 2009), were not prepared on the same basis as the Company’s annual financial statements and do not include all normal and recurring adjustments necessary for a fair presentation. As a result, the Company believes that quantifying the impact of the additional four months included in the longer annual periods, as compared to the audited eight-month period, would constitute disclosure of “Non-GAAP” financial information and would not provide meaningful and comparative information as the amounts that would be quantified for the four-month periods were not prepared on the same basis as the twelve-month periods as explained above.
Comparison of Six Months Ended February 28, 2010 and 2011, page 59
Revenues, page 59
17.	Please reconcile your statement in the first sentence of page 60 that total revenues increased by $0.8 million with your statement in the following sentence that such increase was “primarily” the result of an aggregate increase in billings of $1 million. If there were offsetting decreases, please discuss.

Response: The Company has revised its disclosure in response to the Staff’s comment. Please see page 61 of Amendment No. 1.
Research and Development Expenses, page 60
18.	Please reconcile your statement in the first sentence of this section that R&D expenses increase by $0.1 million with your statement in the last sentence of this section that increased R&D spending of $0.2 million “was almost entirely offset by lower spending on exploratory research on potential traits of $0.2 million.”

Response: The Company has revised its disclosure in response to the Staff’s comment. Please see page 61 of Amendment No. 1.
Comparison of Years Ended December 31, 2007 and 2008, page 63 Liquidity and Capital Resources, page 67
19.	Please revise to identify the “commercial bank” described in the first sentence of the third paragraph of this section. Also, please clarify the “certain” assets that secure the loan agreement.

Response: The “commercial bank” described in the first sentence of the third paragraph of the “Liquidity and Capital Resources” section is Silicon Valley Bank. The Company has revised this sentence to include the identity of the “commercial bank”. The Company has also added disclosure on page 68 of Amendment No. 1 to clarify the assets that secure the loan agreement.

20.	Please define “quick ratio” and provide qualitative and quantitative disclosure on this ratio and any other material financial covenants not already described in this section. Disclose your actual ratios for each material covenant as of the most recent financial period, rather than just stating you are in compliance.

Response: The Company has added the definition of “Quick Ratio” to page 69 of the Amendment No. 1. The Loan Agreement does not contain any other financial covenants. The Company has also disclosed the actual ratio for the “Quick Ratio” financial covenant at February 28, 2011. Please see page 68 of the Amendment No. 1.
Business, page 73
General
21.	Please provide the basis for many of your statements regarding the beliefs of the company both in this section and in the summary section. Also, please disclose the source of the information for the statistical information throughout the prospectus. Please provide us supplementally with copies of the source material.

Response: The Company has revised its disclosure to provide the basis for many of its beliefs in the “Summary” and “Business” sections. Please see pages 2, 3, 4, 5, 6, 75, 76, 77, 78, 80, 81, 83, 84, 85, 94 and 98 of Amendment No. 1. The

Company will provide to the Staff supplementally copies of the source material relating to the statistical information in the Prospectus.

22.	We note your reference in the second paragraph of page 47 to having “launched the first energy crops seed brand” in Europe; in the second full paragraph of page 78 to Europe as one of your regional markets; in the third full paragraph of page 79 to your intention to cultivate collaborations with new parties, particularly those in Europe; and in the last paragraph of page 84 to having conducted field trials in Europe. In light of these statements, please revise throughout this section to provide the information required by Item 101 of Regulation S-K with respect to your current and anticipated operations in Europe. As non-exclusive examples, discuss any existing material relationships for testing or commercializing your products in Europe and expand your discussion of government regulation of your products in Europe.

Response: The Company has revised its disclosure to provide additional information with respect to its current and anticipated operations in Europe. Please see pages 75, 87, 94 and 97 of Amendment No. 1.
Our Solutions, page 76
23.	We note your discussion under “Drop-in” Products on page 76 that your products have been tested in the conversion processes of the various entities described. Please clarify the results of these tests and provide additional context as to the significance of such results. In this regard, we note your statement in the second paragraph of the first full risk factor on page 12 that there is a “lack of commercial-scale production facilities capable of converting cellulosic feedstocks.”

Response: The Company has revised its disclosure in response to the Staff’s comment. Please see page 77 of Amendment No. 1.

24.	Furthermore, clarify the significance and the timing of DDCE’s plan to validate your products in their conversion process, as mentioned in the last sentence under “Drop-in” Products on page 76.

Response: The Company has revised its disclosure in response to the Staff’s comment. Please see page 77 of Amendment No. 1.

Competitive Strengths, page 77
25.	Please revise the disclosure in the discussion of commercial products available today to clearly indicate that you require government registration in Brazil, before you can make commercial sales of the sweet sorghum seeds in Brazil, and that you have not yet completed such registration process, as discussed on page 11. Please provide clear disclosure of the status of the sweet sorghum throughout the prospectus. For instance, we note the statement on page 90 that you market and sell your sweet sorghum products in Brazil.

Response: The Company has revised its disclosure in response to the Staff’s comment. Please see pages 5, 78 and 94 of Amendment No. 1.

26.	We note your statement under Extensive Proprietary Portfolios of Germplasm and Traits on page 78 and similar statements elsewhere that you believe you have a “large portfolio of both germplasm and field-validated traits.” Please revise to further describe and quantify your portfolio. Also, reconcile this statement with your disclosure under Innovative R&D Technology Platforms on page 77 that “some of the biotech traits have been successfully evaluated in the field” (emphasis added).

Response: The Company has revised its disclosure to provide additional information relating to its portfolio of germplasm and field-validated traits. Please see page 79 of Amendment No. 1.
Our Technology Platforms, page 80
27.	Please revise here, or under Our Product Pipeline starting on page 85, to provide the material terms of your exclusive options and licenses for Switchgrass, Miscanthus and Sorghum.

Response: The Company has revised the disclosure to provide the material terms of its exclusive options and licenses for Switchgrass, Miscanthus and Sorghum. Please see page 82 of Amendment No. 1.
Our Traits, page 81
28.	Please clarify which of the traits listed on pages 81-83 are biotech traits and which are not.

Response: The Company has revised its disclosure to clarify which traits listed are biotech traits and which are non-biotech traits. Please see page 84 of Amendment No. 1.

29.	Please also revise to clarify the individual timeline for commercialization of each of the traits described in this section. In addition, provide additional disclosure on how you have, or intend to, commercialize such traits. For example, discuss how you plan on structuring annual trait fees when selling seeds and discuss your commercialization of traits for row crops.

Response: The Company has revised its disclosure in response to the Staff’s comment. Please see pages 83 and 85 of Amendment No. 1.

30.	Please revise to discuss the material terms of your relationship with the Institute of Crop Sciences of the Chinese Academy of Agricultural Sciences.

Response: The Company has revised its disclosure to provide the material terms of its relationship with the Institute of Crop Sciences of the Chinese Academy of Agricultural Sciences. Please see page 83 of Amendment No. 1.
Our Product Pipeline, page 85
31.	We note the first footnote in your tabular disclosure on page 85. Please revise this table and elsewhere as appropriate to clarify which of your products have received necessary government approvals and are commercially ready and which are not. The prospectus should clearly differentiate between your present and short term business operations and your anticipated future product pipeline and long term goals.

Response: The Company has revised the tabular disclosure on page 85 to delete the column “Traits Under Development” and the row “Row Crops” and has included a separate table for the miscanthus varieties which are currently under development and an additional table summarizing the Company’s lead biotech traits under development. The Company believes this revised format presents a clearer understanding of the Company’s present and short-term business opportunities and its anticipated future product pipeline and long-term goals. Please see pages 88 through 89 of Amendment No. 1.

32.	Also, revise to clarify the last column of this table to discuss your schedule for developing the traits relating to Sweet Sorghum and Switchgrass. We note that you have already provided such information for High Biomass Sorghum, Miscanthus and Row Crops.

Response: The Company has added separate tabular disclosure to clarify the information presented related to traits. Please see page 89 of Amendment No. 1.

Row Crops, page 88
33.	Please define “reduce lodging” in the penultimate sentence of this section.

Response: The Company has added a definition for “reduce lodging” on page 92 of Amendment No. 1.
Seed Production and Operations, page 88
34.	Please revise this section and elsewhere as appropriate to discuss your current seed production capabilities for the various products you intend to sell or commercialize.

Response: The Company has added disclosure in response to the Staff’s comment. Please see page 93 of Amendment No. 1.
Major Research Collaborations, page 90
35.	Please revise this section to provide the material terms of your agreements with the various entities described, particularly with regard to the allocation of costs arising from such collaborations, the ownership of intellectual property and the commercialization of such property, and the duration of such agreements.

Response: The Company has revised its disclosure to provide the material terms of the agreements with the various entities as requested by the Staff. Please see pages 95 and 96 of Amendment No. 1.
Intellectual Property, page 92
36.	We note your reference to plant variety protection and plant breeders’ rights. Please revise to clarify the duration of such rights.

Response: The Company has revised its disclosure to clarify the duration of its plant variety protection and plant breeders’ rights. Please see page 97 of Amendment No. 1.

37.	Please also revise to specifically address your intellectual property rights in the specific foreign markets you intend to target in the near future, such as Brazil and Europe.

Response: The Company has revised its disclosure to clarify its intellectual property rights in Europe and Brazil, the foreign markets it intends to target in the near future. Please see page 97 of Amendment No. 1.

38.	Please provide the disclosure required by Item 101(c)(vii) of Regulation S-K regarding your dependence upon one or a few major customers. We note the disclosure in footnote (1)(l) to the financial statements.

Response: The Company respectfully advises the Staff that it has considered its relationship with, and the terms of its agreements with, each of the customers referenced in footnote (1)(l) to its financial statements, and has determined that the loss of any such customer would not have a material adverse effect on the Company and its subsidiary. Also, given the limited amount of revenue derived from these customers and the evolving nature of the Company’s business, the Company respectfully submits that disclosing the names of its current largest customers in the Registration Statement would not be material to investors.
Management, page 98
39.	Please provide the five years of business experience for each officer and director, as required by Item 401(e) of Regulation S-K. Provide beginning and ending dates of employment for each business experience and the position held.

Response: The Company has revised its disclosure in response to the Staff’s comment. Please see pages 105 through 108 of Amendment No. 1.
Director Compensation, page 106
40.	Please discuss the material terms of the director services arrangements. Also, please disclose any anticipated changes to the compensation of the directors following completion of this offering.

Response: The Company does not have written director services agreements or formal arrangements with its directors, except with Dr. Goldberg and Dr. De Logi. Dr. Goldberg’s consultancy agreement is described on page 114 of Amendment No. 1, and the material terms of Dr. De Logi’s agreement relating to compensation and benefits have expired prior to the start of fiscal 2010 (although technically the agreement is still in place). The Company has revised the disclosure on page 114 of the Amendment No. 1 to clarify that there are currently no other written or formal arrangements. The Company has also adopted a director compensation program to become effective after the offering, and has provided a summary of that program on page 115 of Amendment No. 1.

41.	Please explain why you have not included Dr. Goldberg in the directors’ table. For guidance, see Question 227.01 of the Compensation and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: In fiscal 2010, Dr. Goldberg did not receive any director or consulting fees under his consultancy agreement or otherwise, but rather received only reimbursement for reasonable out-of-pocket business expenses incurred in the course of his consultancy.
Compensation Discussion and Analysis, page 108
42.	We note that you benchmark to the Radford Global Life Sciences Survey. Please disclose the identities of the companies that comprise this survey. To the extent the board does not know the identities of these companies, please clearly disclose.

Response: The Company has not been provided with the names of the companies included in the Radford Survey, and the Company has clarified the disclosure accordingly on page 117 of Amendment No. 1.

43.	You state in the first paragraph of page 109 that you benchmark compensation at the 60th percentile, but that individual compensation levels may vary from this target based on other factors. Please revise to provide clear disclosure as to the difference between the benchmark percentile and the actual percentiles for the compensation of individual officers and the reasons for any difference between the target and actual percentiles.

Response: The Company targets the 60th percentile of the Radford Survey only for base salary levels of its named executive officers. For the other compensation components, the Company uses the survey as one factor of many in determining compensation levels. The Company has made this clarification on pages 117 and 118 of Amendment No. 1.

44.	We note that individual officer performance is an important factor in determining compensation. Please revise to provide additional disclosure and analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and the specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.

Response: Historically, as a private company, the Company has used a subjective approach to analyze individual and corporate achievements to determine compensation levels. The Compensation Committee met after the end of the fiscal 2010 and discussed the Company’s general performance over the year, and the objectives listed on page 119 of Amendment No. 1, and made a subjective determination with respect to each named executive officer’s bonus level. The Compensation Committee did not base its determinations on any specific elements of individual performance or contributions, but rather assessed each executive in light of his overall performance and contributions to the Company in the fiscal year.

45.	We note your disclosure starting at the bottom of page 110 of “some of” the key corporate objectives used by the Compensation Committee to determine bonus payouts. Please expand your disclosure of these corporate objectives to include all of the material objectives used by the Compensation Committee. Please provide a more detailed discussion of the specific goals used in determining the bonus. Also, provide a more detailed discussion of the specific subjective and objective factors that resulted in the actual bonus payouts.

Response: The corporate objectives to which the Staff refers include all of the material objectives analyzed by the Compensation Committee. The Company has revised the disclosure to clarify this point on page 119 of Amendment No. 1. Please see the response to comment 44 with respect to the goals and factors used to determine bonus payouts.

46.	We note your statement in the penultimate paragraph of page 111 that equity awards are determined “considering the factors described above in our compensation philosophy and objectives.” Please revise to clarify how those factors were used to determine the equity awards. The compensation philosophy and objectives appear to be a more general discussion of the overall compensation philosophy and overall structuring of the compensation, rather than specific factors used to determine the equity award.

Response: The Company has clarified the disclosure to list the factors that were used to determine the equity awards on page 120 of Amendment No. 1.

47.	Please disclose the specific leadership, development and research goals related to your breeding programs that are the performance based criteria for the restricted stock grant to Mr. Gwyn. Clarify how it is determined whether vesting has occurred under these performance criteria. Clarify when the awards were granted and whether the award have vested.

Response: The Company has expanded the disclosure of Dr. Gwyn’s restricted stock grant and the related performance objectives in the revised disclosure on page 120 of Amendment No. 1. These performance objectives are factors for the Compensation Committee to consider in determining Dr. Gwyn’s performance rating, which must be favorable in order for the restricted stock to vest.

48.	Provide a more detailed discussion of any anticipated changes to the executive compensation after completion of this offering. We direct your attention to Instruction 2 to Item 402(b) of Regulation S-K. For instance, you state on page 116 that you do not have formal employment agreements; however, the exhibits index lists employment agreements.

Response: The Company has added additional disclosure to Amendment No. 1 relating to compensation decisions that have been made after the end of fiscal 2010, and the anticipated compensation programs to be implemented after the completion of this offering (see, e.g., pages 117, 119, 120 and 121 of Amendment No. 1). However, the details of the Company’s compensation programs to be implemented following the consummation of the offering are still in the process of being finalized and approved by the Board. The post-offering executive employment agreements will be discussed in a future amendment to the Registration Statement once their terms have been finalized.
Financial Statements General
49.	Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent with any amendment over 30 days.

Response: The Company respectfully acknowledges to the Staff that it has considered the financial statement updating requirements of Rule 3-12 of Regulation S-X and has provided an updated consent with Amendment No. 1.
Item 15. Recent Sale of Unregistered Securities
50.	Please disclose the number of purchasers in the August 2009 stock issuance. Also, disclose the sophistication level of the purchasers.

Response: The Company has revised its disclosure to reflect the fact that the issuance of Series G Convertible Preferred Stock occurred in June 2010. The Company has also disclosed the sophistication level of the purchasers. Please see page II-2 of Amendment No. 1.

51.	We note the June 2010 issuance of Series G Convertible Preferred Stock and the bank warrants issued in February 2010, as referenced in footnote 7 to the financial statements. Please include the disclosure in this section.

Response: The Company has revised its disclosure in response to the Staff’s comment. Please see page II-2 of Amendment No. 1.
Exhibits
52.	We note that you have a number of exhibits to be filed. Please note that we will need sufficient time to review these exhibits and that we may have additional comments based upon these exhibits once filed.

Response: The Company acknowledges that the Staff may have additional comments based upon its review of exhibits that have not yet been filed with the Registration Statement. The Company will file such exhibits in a timely manner to provide sufficient time for the Staff to review the exhibits. The Company also expects to file a request for confidential treatment with respect to certain of its license and research agreements.

53.	We note that Exhibit 10.10 appears to be missing exhibit A. Please re-file this exhibit in its entirety with your amended registration statement.

Response: The Company acknowledges the Staff’s comment and will re-file Exhibit 10.10 (including exhibit A thereto) to the Registration Statement with a pre-effective amendment.

54.	We note the $137 million multi-year collaboration with Monsanto Co, as mentioned on page 73. Please file as an exhibit.

Response: The Company respectfully advises the Staff that the work under its multi-year Collaboration, Technology Access and License Agreement with Monsanto Company was completed in 2007 and the Company has no on-going performance obligations nor does it have the right to receive any other milestone or other payments (other than potential future royalties) under the agreement.

The agreement entitles the Company to royalties in the event that Monsanto sells any product that incorporates any of the genes discovered during the collaboration. To date, we have not received any royalties from Monsanto related to product sales under this agreement. As result, the Company does not believe that the Monsanto agreement is a material contract that is required to be filed as an exhibit to the Registration Statement.
*          *          *
Thank you for your attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses or Amendment No. 1 to the Registration Statement, or if you require additional information, please feel free to contact me at (212) 848-8244.

Very truly yours,

/s/ Danielle Carbone
Danielle Carbone

Encl.

cc:	Raj Rajan, Securities and Exchange Commission
Brian Bhandari, Securities and Exchange Commission
Shehzad Niazi, Securities and Exchange Commission
Pamela Howell, Securities and Exchange Commission
Richard Hamilton, Ceres, Inc.
Wilfriede van Assche, Ceres, Inc.